HAWAI'I ▲ CIDERco.

HAWAI'I GROWN

89-1368 Mamalahoa Hwy, Captain Cook HI 96704

Brett Jacobson
Chief Executive Officer
808-646-1654
brett@hawaiiciderco.com

Naeha Breeland
Director Of Marketing
808-388-6654
naehalani@hawaiiciderco.com

Chris Whidden
Brand Manager
808-339-3565
chris@hawaiiciderco.com

From the founders of Hawaiian Ola Beverage Co.

 HawaiianOLA

Our History

In 2010, we launched the Hawaiian Ola Beverage Company with a simple idea: make products that support Hawaii's environment and economy by empowering local farmers producing organic, responsibly grown crops.

Inspiration for the project came from the southern coast of Hawaii Island where our team lives and grows food, off-grid.

Noni trees thrive in the local landscape, where recent lava flows left the land rocky and unproductive. Apart from being resilient, Noni is known for its many health benefits and a long history in traditional Hawaiian medicine.

Growing Noni fruit, naturally aligned with our values and philosophy around farming; so we aimed to create a market to grow more of it— and it worked.



Hawaiian-Grown

Hawaiian Ola is passionate about making products from responsibly grown Hawaiian ingredients.

Our Noni is grown in the Puna region of Hawai'i, our sea salt is harvested from the coast of Moloka'i, our ginger is grown on Kaua'i, and our honey is made by hardworking Big Island bees. Each of our ingredients is certified organic and GMO-Free. Purchasing Ola beverages supports the health of Hawai'i's farmlands for future generations.

As a certified B Corporation, we hold ourselves to high standards of social and environmental performance, accountability and transparency. Our goal is to encourage growers who farm responsibly by providing them with the support they need to launch and sustain successful farms and by giving them a reliable market to sell their crops.



Track Record

Hawaiian Ola is now a 7M$ company with 16 product SKUs. Since our launch, the company has grown 100% year-over-year. Our drinks are carried by Whole Foods, Safeway, Longs, 7-Eleven, and most grocery stores in Hawaii—we're also distributed on the mainland by UNFI.

   

ANNUAL RETAIL GROWTH



Retailers

| Q1 2012 | Q4 2012 | Q1 2013 | Q4 2013 | Q1 2014 | Q4 2014 | Q1 2015 | Q4 2015 |

PRODUCTS

Since launching our flagship product in 2012, an all-organic Noni energy shot, we have grown our value-added products from 1 to 16 innovative beverages, each made from an ever-increasing number of locally sourced, organic Hawaiian ingredients.

ORGANIC NONI SHOTS:

- Noni Energy Shot
- Noni Immunity Shot

ORGANIC SPARKLING NONI ENERGY DRINKS:

- Sparkling Noni Pineapple Punch
- Sparkling Noni Lemon Lime
- Sparkling Noni Ginger Turmeric
- Sparkling Noni Beet Punch



ORGANIC NON-CAFFEINATED TURMERIC DRINKS:

- Caffeine-Free Turmeric/Ginger
- Caffeine-Free Turmeric/Pineapple

ORGANIC KONA COFFEE LEAF TEA:

- Original Coffee Leaf
- Lemongrass Mint
- Tulsi-Berry



Something New

We'd like to take everything we've learned at Hawaiian Ola and bring that experience to the world of craft hard cider, by launching a processing facility on Hawaii Island under the new Hawaii Cider Co. brand.

LOCAL. COMPETITIVE. UNIQUE.

Hawaii Cider Co. will be Hawaii's first locally produced cider. Our ciders will compete with imported alternatives on price, flavor, and a commitment to supporting local farming.

Our plan is to enter the quickly growing cider market with a head start on future competitors. Our ciders will be placed in our existing store network within a very short ramp-up period. We're also working with our existing network of trusted fruit farmers to gain access to quality fruit at fair and affordable prices.


lychee
HAWAI'I CIDER CO.
HAWAI'I GROWN

CIDER DONE RIGHT

Today's cider market wants: less sugar, dryer flavor, uncommon ingredients, and real fruit grown with integrity. In short: a truly crisp, hard cider made for the modern market.

As cider drinkers and food geeks we've thought a lot about what makes a great cider. We believe that most of todays ciders are way too sweet and well...tame. Our aim is to make flavorful ciders from island-grown fruit—processed in a way that removes as much sugar as possible.


pineapple
HAWAI'I CIDER CO.
HAWAI'I GROWN


dragonfruit
HAWAI'I CIDER CO.
HAWAI'I GROWN


lychee
HAWAI'I CIDER CO.
pineapple
HAWAI'I CIDER CO.
dragonfruit
HAWAI'I CIDER CO.

Opportunity

The cider market is larger than ever and growing. Hawaii Cider Co. is entering the industry at the perfect time with the right background.

More than half of the tropical fruit grown in Hawai'i falls to the ground and never makes it to market. Meanwhile, the US demand for cider has tripled in the last 4 years, and 100% of the cider consumed in Hawai'i is imported. Our conclusion: it's time Hawai'i had its own cidery to turn the state's abundance of fruit into more dollars in the pockets of local farmers—and who better to do it than the motivated team of experienced beverage entrepreneurs, who started Hawaiian Ola.

- We've proven we can be successful in the highly compeditive energy drink industry. We see opportunity in opening a new operation in the wine & beer space, which is 10X larger than the energy market.
- There are now 18 million cider drinkers in the U.S., compared to fewer than 5 million, just 4 years ago—last year they generated over $1 billion in retail sales.



Number of
U.S. Cider Drinkers

2012	2013	2014	2015
5m	9m	14m	18m

Management Team

Hawaii Cider Co. will be managed by a team of successful experts in the food and beverage industry. All core team members have signed 3-year commitments to the project.



BRETT JACOBSON

Chief Executive Officer

- Original Founder/CEO at Hawaiian Ola.
- Previously CEO at Envy BioFuels. LEED certified builder & farmer.



NAEHA BREELAND

Director of Marketing

- CEO at Hawaiian Ola Beverage Co.
- Previously marketing director and community outreach specialist.



SEBASTIAN BACH

Brew Master

- Multi-award winning brewer. 10+ years experience in craft beer.
- Member of brewers guild, and Cicerone level 2 certified.



CHRIS WHIDDEN

Brand Manager

- Strategic Business MGMT & Organizational Development.
- 15+ years startup experience in software, biotech, AG, & retail foods.



DEREK PITTMAN

Director of Sales

- Director of Sales at Hawaiian Ola Beverage Company.
- Strong sales background. 10+ years experience in the field.



ZACHARY TAFFANY

Director of Operations

- 15 yrs experience operations Management experience.
- Background in MMJ cultivation and processing.



JEFFREY DELA CRUZ

Graphic Designer

- Lead graphic designer for Hawaiian Ola Bev Co.
- Trained at San Francisco Academy of Art.



KEA KEOLANUI

Community Outreach

- Business management experience.
- Marketing and operations at Hawaiian Ola Beverage Co.



SERENA BADER

Sales & Marketing

- Sales, Distribution, and Marketing at Hawaiian Ola.
- University of Hawaii, Marketing and Communications.



KRIS JACOBSON

Production Manager

- Production Manager for Hawaiian Ola Beverage Co.
- MBA in Business MGMT and active consultant in California.

Taste Matters

Hawaii Cider Co. will benefit from the experience of three seasoned professionals who understand how to approach flavor, food production, and thinking creatively about taste.

SEBASTIAN 'SEBI' BACH - BREW MASTER

A multi gold metal winning brewer. Trained in German and English traditional style brewing. Sebastian is a seated member on the California Brewers Guild, a Brewers Association Member since 2010, and Level 2 Cicerone Certified. Awards from: Great American Beer Festival, World Beer Championships, International Beer Competition.

       

CHEF ALLEN HESS - CHEF, PAIRING ADVISOR

Hawaii Cider Co. has partnered with local chef, Allen Hess to create flavor profiles that are truly unique and make the most of local Hawaiian ingredients. Allen is the head chef at Mai Grille, and previous chef de cuisine at The Canoe House at Mauna Lani Bay Hotel. We are honored to be working with him on this project. We look forward to taste-testing new flavors, on tap, at his local restaurant, which will become a great test site for small seasonal runs and unique flavor experiments.

BRETT JACOBSON - FLAVOR & FOOD PRODUCTION

Brett understands food science—he gained valuable experience at Hawaiian Ola, where he was responsible for new flavor creation, scaling production, sourcing ingredients, and running focused consumer flavor tests and experiments. At Hawaiian Ola Brett not only proved that he has a great pallet but also that he can create flavors that fit specific cost parameters needed to be financially viable to the company and its suppliers.

Processing in Hawaii

Currently there are no processing locations in the state able to meet our production needs in an organically certified, large-scale facility. The alternative is to bottle on the mainland, but as we've experienced first hand, that option is costly, both economically and for the environment.

OUR SOLUTION

Our solution is to open a facility of our own on the Big Island. The facility will not only allow Hawaii Cider Co. to begin making cider locally, it will provide valuable co-packing opportunities for other like-minded companies. Additional revenues generated by renting the facility to companies, such as Shaka Tea and Hawaiian Ola will help offset Cider Co production costs.

Win-Win

- Producing smaller runs more often, will give Hawaii consumers access to fresher products on the shelf.

- Retailers and distributors will benefit from faster fulfillment times and lower wholesale costs.

- Famers will be able to sell us small harvests of seasonal crops to be made into unique farm-driven beverages, available only in Hawaii.

ADDED BENEFITS

Hawai'i Economy: In the next 3 years there is an opportunity to divert over $300,000 from out of state manufacturing costs (i.e. labor and tolling), and redirect this capital to the local economy.

Environmental Impact: Producing products in the state reduces our carbon footprint. In the first 2 years, we expect over 85% percent of Cider Co. sales to come from local retailers. The ability to produce on island will decrease our reliance on hydrocarbon based logistics systems.

Hawaii Seal Of Quality: By producing ciders locally, we will qualify for the Hawaii Seal of Quality. The seal is awarded to companies that produce products (grow, package, and process) in Hawaii. The Seal helps to create positive brand awareness and is an internationally recognized symbol of integrity and authenticity for Hawai'i-made products. Having the seal will create export opportunites to places such as Japan. Additionally, the seal will also be a valuable product feature for continental U.S. sales.



Sales & Distribution

Hawaii Cider Co. will launch with instant access to a network of over 400 retail partners who trust in our team's experience, commitment to quality, and ability to consistently deliver products with professionalism.

EXPERIENCE

One of the strategies that made Hawaiian Ola successful was vertically integrating our sales, marketing, and distribution. In the food and beverage industry, maintaining close relationships with the retailers who carry your products and actively support your products in stores, is essential. For this reason, Hawaiian Ola has invested in equipment, people, and programs, needed to internalize sales and to market its own products through a carefully managed internal distribution process.

The network we have built over the years is made of a community of over 400 retailers who have come to trust in our team's commitment to quality, reliable sales people, and distribution abilities.

It took Hawaiian Ola years to build these relationships and all of the infrastructure around running an inside sales and distribution team. The new Cider Co. will benefit from instantly having access to the sales experience, processes, and people. The Cider Co. will also have instant access to our entire network of retail partners. This will make for an incredibly fast ramp-up and pathway to profitability.

STRATEGY

At the start, our own inside sales team will broker the new cider products to all of the retailers in Hawaiian Ola's current network. All retail relationships will be managed by an integrated sales team, in order to track velocity, keep retailers happy, implement place-specific marketing initiatives, and tailor the product offerings to the demographics of each location's unique patrons.

For the final step of dropping product off to shops, bars, and restaurants, we will rely on a third party distribution company, until we have secured the required licensing for alcohol distribution.



The Cider Pub

The Cider Pub will be located at the center Kailua-Kona's emerging food and arts district, just steps away from the famous Kona Brewing Company. Along with amazing ciders, the Pub will offer locals and the nearly 30-thousand patrons who visit each month, simple, plant-based pupus made from locally grown produce.



JOINING A COMMUNITY

For years, a dedicated community of businesses, builders, and local beverage entrepreneurs has worked to bring the vision of the Kona Brew Block to reality. Hawaii Cider Company is pleased to establish Hawaii's first Cider Pub in the heart of this region. In addition to great tasting ciders, Hawaii Cider Co. plans to offer healthy plant-based food options to the local community.

LOCATION BENEFITS

The Cider Pub will be ideally located near several key landmarks: 300-feet from the iconic Kona Brewing Company (restaurant & bar), less than 1000 feet from Ali'i drive (alongside the famous Kailua Coast), and with its front doors open to the center of the Kona Night Market.


Queen Ka'ahumanu Hwy
Palani Rd.
Kaiwi St
Kona Brew Co.
Hawaii Cider Co.
Kuakini Hwy
Kona Brew Co.
Expansion (2018)
Ali'i Dr.

Our Progress

The project is off to a great start. We've raised our first $400K and have already secured a perfect location—a 10 thousand square-foot warehouse close to downtown, in Kailua-Kona. The site is big enough to house lots of equipment, cold storage, and even a tasting room!

LOCATION

We've signed a 5-year lease on a commercial/production space in the heart of downtown Kailua-Kona. The site consists of four large (1,800 to 3,000 square foot) bays as well as a store front retail space. The property has plenty of parking, high ceilings for large tanks, and is great location for both visitors and local residents. The lease includes an initial 6-month reduced rate period to keep costs to a minimum during build-out and equipment installation.



CAPITAL

Hawaii Cider Co has raised $400K, to date. This capital will be used to purchase pieces of equipment with long lead times early, so that they arrive on schedule and in time for installation by October. These items include: brew house, commercial juicer, and large stainless batching tanks.



CONSTRUCTION

We worked with brewing industry experts to design a layout and facility workflow optimized for efficiency and future growth. Our final designs have been submitted to the local building department for review and permitting. We are now working with trusted local architects, engineers, and electricians to implement the plan.



LICENSING

In order to move swiftly and prudently through the strict legal landscape of opening an alcohol business, we've engaged the experienced legal services of Bernard Kipp. Mr. Kipp has had an extensive track record as a regulator managing the sale and production of alcohol and was also previously employed by the TTB as a Compliance Director. With his support, we have completed and filed both federal and local licenses. Based on current estimates, we expect final approvals in time for our February 2017 launch.

Investing In Hawaii Cider Co.

Hawaii Cider Co. completed an initial seed raise of $400K in May 2016. In order to launch the new processing facility and open the Cider Pub on schedule, Hawaii Cider Co. is raising $1M by March 2017 via the WeFunder platform.

CAPITAL SOURCES:

Raised 400K in seed capital in May 2016. Now raising $1M via the WeFunder platform by March 2017.

WEFUNDER OFFERING

- Raising $1M
- Round closing: 03/01/17
- Security Type: Convertible Debt
- Minimum Investment: $100
- Maximum Investment: Based on annual income and net worth
- Conversion Event: Upon forthcoming sale of > $1M in Shares
- Earned Interest: 8% Annual (Simple)
- Conversion Discount: 15% (If Valuation < $7M)
- Valuation Cap: $7M (If Valuation > $7M)

Founders Note

Aloha Friends,

The Hawaiian proverb, I nā mālama ʻoe i ka ʻāina, na ka ʻāina malama iā ʻoe, says, "If you take care of the land, the land will take care of you." Today, we see the wisdom of these words more truly than perhaps any other time in history. The planet is in a state of tremendous change and in Hawaii, like so many other places, a time of renewal is on the horizon. The renaissance underway is replacing farms that once harmed the environment, with crops that restore the land; and substituting imported goods with locally made alternatives. What's driving the change isn't big corporations or influential politicians; rather, it's everyday people voting with their dollars at grocery stores, shops, and restaurants for products and companies that share their values.

In the last 5 years, our work at Hawaiian Ola showed us that there's a market for companies doing business with authenticity and reverence for the planet. At Hawaii Cider Co., our dream is to bring the mission and vision that inspired our success at Hawaiian Ola to an even larger stage, where our ideas can have a much greater impact.

The scope of the cider project is ambitious. Our aim is to make ciders that are 100% produced in Hawaii. This requires a production facility unlike anything that currently exists in the state. Building the facility will reduce the CO_2 impact from shipped-in alternatives, reduce reliance on mainland co-packing facilities, create a way to turn island-grown fruit into local products, create new local jobs, and provide production opportunities to other companies wanting to produce their products on island, as well.

Since launching in 2012, Hawaiian Ola's community of drinkers has supported us by voting for our products at shops and supermarkets, everywhere. Today, we're pleased to share the excitement of our next adventure by providing our drinkers with an opportunity to own a stake in our new cider company. By investing in Hawaii Cider Co. you'll not only share in the rewards of its success, you'll be creating facilities that empower Hawaii's local network of farmers, entrepreneurs, and producers. Together we can open Hawaii's first organic co-packing facility—join us and let's make history!

With gratitude,

The Hawaii Cider Co. Founders



Brett Jacobson

Chief Executive Officer



Naeha Breeland

Director Of Marketing

Chris Whidden

Brand Manager

HAWAI'I ▲ CIDER Co.

HAWAI'I GROWN